UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*

(Amendment No. 1)*

GenMark Diagnostics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
372309104
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 372309104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ronin Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,106,607
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,106,607
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,106,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD

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CUSIP No. 372309104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ronin Trading UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

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CUSIP No. 372309104

 Item 1(a).      Name of Issuer:

GenMark Diagnostics, Inc.

Item 1(b).       Address of Issuer’s Principal Executive Offices:

GenMark Diagnostics, Inc.

5964 La Place Court, Suite 100

Carlsbad, CA  92008-8829

Item 2(a).       Name of Person Filing:

Ronin Capital, LLC

Ronin Trading UK LLP

Item 2(b).       Address of Principal Business Office or, if none, Residence:

Ronin Capital, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

Item 2(c).       Citizenship:

Ronin Capital, LLC is a Delaware LLC

Ronin Trading UK LLP was formed under the laws England and Wales

Item 2(d).      Title of Class of Securities:

Common Stock

 Item 2(e).    CUSIP Number:

372309104

Item 3.          If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

 (a)           ☒           Broker or dealer registered under Section 15 of the Exchange Act.

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CUSIP No. 372309104

Item 4.        Ownership

Ronin Capital, LLC is the record owner of 1,106,607 shares of common stock.  All shares of common stock previously beneficially owned by Ronin Trading UK LLP, a subsidiary of Ronin Capital, LLC, have been transferred to Ronin Capital, LLC and Ronin Trading UK LLP did not own any shares of common stock of GenMark Diagnostics, Inc. as of December 31, 2011.

        (a)    Amount beneficially owned:

(i)    Ronin Capital, LLC                    1,106,607 shares

(ii)   Ronin Trading UK LLP             0 shares

        (b)    Percent of class:

(i)    Ronin Capital, LLC                     5.4%

(ii)   Ronin Trading UK LLP              0%

The percentage of shares of Common Stock beneficially owned by the Reporting Person is based on a total of 20,477,820 shares of Common Stock of the Issuer outstanding as of November 5, 2011, as reported on the most recent quarterly report of the Issuer on Form 10-Q dated September 30, 2011.

        (c)    Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
(i) Ronin Capital, LLC 1,106,607 (ii) Ronin Trading UK LLP 0
(ii)	Shared power to vote or to direct the vote:
(i) Ronin Capital, LLC 0 (ii) Ronin Trading UK LLP 0
(iii)	Sole power to dispose or to direct the disposition of:
(i) Ronin Capital, LLC 1,106,607 (ii) Ronin Trading UK LLP 0
(iv)	Shared power to dispose or to direct the disposition of:
(i) Ronin Capital, LLC 0 (ii) Ronin Trading UK LLP 0

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Item 5.           Ownership of Five Percent or Less of a Class:

                       Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another Person:

                        Not applicable

Item 7.            Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

                        Not applicable

Item 8.            Identification and Classification of Members of the Group:

                       Not applicable

Item 9.          Notice of Dissolution of Group:

                        Not applicable

Item 10.        Certification:

                       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	Ronin Capital, LLC

	By:	/s/ Agnes Burda
Name: Agnes Burda Title: Compliance Officer

Dated: February 14, 2012	Ronin Trading UK LLP

	By:	/s/ Agnes Burda
Name: James C. Griffin Title: Director

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